Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

April 25, 2007

By Overnight Mail, E-mail
and Facsimile ((206) 336-5401)

Board of Directors
Stonepath Group, Inc.
World Trade Center
2200 Alaskan Way, Suite 200
Seattle, WA 98121
Martin Mueller-Roenheld, Chairman

Dear Mr. Mueller-Roenheld and Members of the Board:

As you know, our fund, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates are significant shareholders of Stonepath Group, Inc. (“Stonepath” or the “Company”).

I read the 8-K’s which were filed on April 24, 2007 with the Securities and Exchange Commission. As you know the 8-K’s which were filed addressed several key changes within the business of Stonepath which need to be more fully addressed by the Company, and which I shall discuss below.

The first 8-K discusses the dismissal of Robert Arovas and the assumption of the duties as CEO by Mr. Mueller-Roenheld. While this is noble on your part, and you seem to have a good business background, you do not appear to have the requisite experience to operate a logistics company experiencing financial difficulties. I do not understand why the board would dismiss Mr. Arovas, considering the Company’s current situation, and the difficulty in hiring a qualified replacement. I strongly suggest that the board immediately rehire Mr. Arovas. Furthermore, the Board should immediately hire management consultants with strong experience in operating a logistics company in a difficult financial situation. To this point, yesterday afternoon I had a lengthy conference call with an internationally renowned turnaround firm, with strong experience and references in logistics sector turnarounds. They are prepared to take on this difficult but manageable situation at Stonepath. Further, they can provide Stonepath with strong crisis management experience, as well as the ability to raise financing to replace the Company’s current debt obligations.

Further, after completion of due diligence to our satisfaction and based on the assessment by the turnaround firm which I have highlighted above, we would be prepared to undertake an equity capital investment into Stonepath.

We remind you that if Mass Financial does not intend to move forward with a Transaction, which it appears they are not, we need to speak immediately so we can work with Stonepath’s board and management team to attempt to structure an alternative transaction. The Board of Directors has an obligation and fiduciary duty to pursue all financing options for the Company and protect the interests of all of its security holders. It would appear on its face, that you have not met this threshold.

The second 8-K discusses the default letters you received on April 17, 2007, for which you filed an 8-K 8 DAYS LATER. This is a material event which should have been disclosed to the shareholders of the Company immediately.

The third 8-K discusses the halt in trading of the Company’s stock with the American Stock Exchange. Not only is this an extreme detriment to the shareholders, but to further compound the problem, the Company has not even discussed options or efforts to relist the Company on an alternative exchange, including the Pink Sheets. We are prepared to assist the Company in this regard. At present, the shareholders have NO LIQUIDUTY IN THE COMMON STOCK and you as Chairman and CEO, as well as the Board do not appear to be taking any efforts to cure this situation.

We continue to strongly believe that it is in the best interests of the Company and all of its shareholders that representatives of the Company’s equity shareholders be immediately appointed to the Company’s board of directors to assure that the interests of shareholders are being properly represented. We strongly believe that Mr. Slobodan Andjic and Mr. Nowroz Jal Cama should immediately resign from the Board of Directors.

Mr. Mueller-Reinhold, it is our strong belief that this Company CANNOT be effectively managed by you operating from your photography company offices in Belgium, with little to no experience in the logistics business. While we believe you have good intentions, this company requires a devoted full time CEO who is familiar with the requirements of managing a U.S. listed public company in the logistics business. This Board of Directors MUST take steps to address by suggestions above. We have suggested a viable management and financing option for the Company.

We will do what is required to protect our investment and that of the common shareholders. You and the Board appear to be in horribly conflicted position and should our offer not be met with the consideration it merits, our counsel will be delighted to point that out in the lawsuit which will surely ensue.

Your duties to the stockholders require you promptly, and with an open mind, to explore the options laid out above. Inaction on your part will be actionable as well.

We request your response to this letter immediately to address our concerns. Please respond via mail to the undersigned at the address indicated above, or by calling Gary Herman, Managing Member at (212) 247-0581.

Very truly yours,

Gary Herman
Managing Member

cc:   Kenneth Koch, Esq.
 Mintz Levin Cohen Ferris Glovsky & Popeo, P.C.